Exhibit 99.1

Accession as guarantor to the Notes

Wise Group plc

(the “Company”)

Wise Group plc accedes as guarantor to the £2,000,000,000 Euro Medium Term Note Programme

Further to the announcement on 11 May 2026 relating to the Court's sanction of the scheme of arrangement under Part 26 of the Companies Act 2006 by which the Company has been inserted as Wise's ultimate parent company, notice is hereby given that the following accession by the Company has taken effect. With effect on and from 14 August 2026, as a guarantor under Wise Financing plc’s £2,000,000,000 Euro Medium Term Note Programme (the “Programme”) and the £250,000,000 5.100 per cent. notes due 25 November 2030, guaranteed on a joint and several basis by Wise Limited (formerly Wise plc) and certain subsidiaries of Wise Limited issued under the Programme (the “Notes”).

Wise Limited will remain a guarantor in respect of the Programme and the Notes.

Notice of the accession has been delivered to the holders of the Notes in accordance with the terms of the Notes. To view this notice, please paste the following URL into the address bar of your browser:

https://owners.wise.com/owner-resources/debt-issuance

Enquiries

Martin Adams - Owner Relations
owners@wise.com

Sana Rahman - Communications
press@wise.com

Brunswick Group
Charles Pretzlik / Emily Murphy
wise@brunswickgroup.com
+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.